FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
PUBLICLY-HELD COMPANY OF AUTHORIZED CAPITAL
C.N.P.J./M.F. n.º 47.508.411/0001 -56

MINUTES OF MEETING OF THE BOARD OF DIRECTORS
HELD ON AUGUST 09, 2007

The members of the Board of Directors of Companhia Brasileira de Distribuição were assembled on the nineth of August, 2007, at 6 p.m., at the main office located at Av. Brigadeiro Luiz Antonio, 3142, in the capital city of the state of São Paulo. The Chairman of the Board of Directors Abilio dos Santos Diniz presided over the meeting, and invited me, Marise Rieger Salzano, to act as his secretary. Commencing the work, the Chairman asked me to perform the reading of the Agenda of the meeting, which I did. The tenor of the agenda is as follows: (i) election of new members to form the Audit Committee, the Human Resources and Remuneration Committee, the Financial Committee and the Development and Innovation Committee (Special Committees). Commencing the work, the board members examined the items on the agenda and resolved, by unanimity of votes:

(i) to elect, among the members of this Board of Directors, to form (a) the Audit Committee, for a term of office that will end on June 22, 2008, Mr. Fábio Schvartsman, Brazilian, married, engineer, bearer of identity card RG 4.144.579 - SSP/SP, enrolled with the Ministry of Finance Individual Taxpayers’ Register under CPF/MF number 940.563.318 -04, resident in the capital city of the state of São Paulo, with business address at Av. Brigadeiro Luiz Antonio, 3172, Jardim Paulista;

(b) the Human Resources and Remuneration Committee, for a term of office that will end on June 22, 2008, Mr. Gerald Dinu Reiss, Brazilian, married, engineer, bearer of identity card RG 3.175.254, SSPSP, enrolled with the Ministry of Finance Individual Taxpayers’ Register under CPF/MF number 232.318.908 -53, resident and domiciled in the capital city of the state of São Paulo, at Rua Guilherme Moura, 122;

(c) the Financial Committee, for a term of office that will end on June 22, 2008, Mr. Michel Alain Maurice Favre, French, married, businessman, bearer of passport 03KD76791, domiciled at 58 Avenue Kleber, Paris, France;

(c) the Development and Innovation Committee, for a term of office that will end on June 22, 2008, Mr. Gerald Dinu Reiss, qualified above;

The board members took advantage of the occasion to establish the current composition of the Special Committees:

(a) Audit Committee: Gerald Dinu Reiss (Chairman), Maria Silvia Bastos Marques and Fábio Schvartsman;

(b) Human Resources and Remuneration Committee: Ana Maria Falleiros dos Santos Diniz D’Avila (Chairman), Geyze Marchesi Diniz, Francis André Mauger and Gerald Dinu Reiss;

(c) Financial Committee: Ana Maria Falleiros dos Santos Diniz D’Avila (Chairman), João Paulo Falleiros dos Santos Diniz, Hakim Laurent Aouani, Michel Alain Maurice Favre and Gerald Dinu Reiss;

(d) Development and Innovation Committee: Pedro Paulo Falleiros dos Santos Diniz (Chairman), Geyze Marchesi Diniz, Francis André Mauger and Gerald Dinu Reiss.

The members of the Special Committees elected here will be installed in their offices against the signing of the respective Record of Investiture entered in a specific book.

There being nothing further to discuss, the work was suspended for the transcript of these minutes. When the work was reopened, these minutes were read and approved, having been signed by all those present. São Paulo, August 9, 2007. Chairman – Abilio dos Santos Diniz; Marise Rieger Salzano, Secretary. Sig.) Abilio dos Santos Diniz, João Paulo Falleiros dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Gerald Dinu Reiss, Maria Silvia Bastos Marques, Cândido Botelho Bracher, Fábio Schvartsman, Jean-Charles Henri Naouri, Hakim Laurent Aouani, Francis André Mauger, Michel Alain Maurice Favre.

Faithful copy of the original.

Marise Rieger Salzano
Secretary

Maria Lúcia de Araújo
OAB/SP 189.868

2

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 10, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.